                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000
                             COMMISSION FILE NUMBER

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                            (FULL TITLE OF THE PLAN)

                                 --------------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)

                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201

                                 (214) 841-6144

                              REQUIRED INFORMATION

         The ACS Defense Inc. Profit Sharing and 401(k) Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                INDEX TO EXHIBITS

Exhibit No.               Description

23                        Consent of Salmon, Beach & Company, P.C.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN

By:    /s/ Lora Villarreal
       ------------------------------
Name:    Lora Villarreal
Title:   Administrative Committee Member

Date:    June 29, 2001

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                                TABLE OF CONTENTS

                                DECEMBER 31, 2000

Independent Auditors' Report...........................................    1


Statements of Net Assets Available for Benefits

   December 31, 2000 and 1999..........................................    3


Statement of Changes in Net Assets Available for

   Benefits-For the year ended December 31, 2000.......................    4


Notes to Financial Statements..........................................    5


Supplemental Schedule..................................................   11

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Committee of the ACS Defense, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of ACS Defense, Inc. Profit Sharing and 401(k) Plan ("Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of the ACS Defense, Inc. Profit Sharing and 401(k) Plan as of December 31, 1999 were audited by other auditors whose report dated January 19, 2001, expressed a qualified opinion as permitted by section 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by Connecticut General Life Insurance Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2000 that the information provided to the plan administrator by the trustee is complete and accurate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

ACS Defense, Inc. Profit Sharing and 401(k) Plan
Page two

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects on the Schedule of Assets Held For Investment Purposes of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6 as described in the second preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     Salmon, Beach & Company,
                                     A Professional Corporation
                                     Certified Public Accountants & Consultants

June 25, 2001
Dallas, Texas

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999


                                                                  2000               1999
                                                               -----------        -----------
Cash in CIGNA Direct                                           $     6,604        $      --
Funds held in Connecticut General Life Insurance
    Guaranteed Income Fund                                      20,434,766         22,593,372

Participant Directed Investments:
    Pooled separate accounts held by Connecticut
      General Life Insurance
      At fair value:
      Cigna Lifetime60, 50, 40, 30, & 20                         5,617,759          5,398,643
      Invesco Dynamics Account                                   3,774,789            977,656
      Large Company Stock Index Fund                             9,298,281         11,716,787
      Large Growth Putnam                                        8,860,780         13,399,390
      Legg Mason Value Trust                                       929,858            935,325
      Fidelity Advisor Growth Opportunity                        1,983,005          4,066,628
      American Century Ultra Fund                                1,517,746            979,360
      Small Growth TimesSquare                                   3,009,421            605,343
      Janus Worldwide                                            3,709,931          3,205,496
      Foreign Stock II Fund                                        674,887            815,798
      Cigna Direct-Corporate Common Stocks                          28,363             37,022
      Cigna Direct- Partnership/Joint Venture Interests              8,750               --
      Balanced Invesco                                             465,783            548,609

ACS Stock                                                          317,507             80,352
Participant Loans                                                  947,418            904,456
                                                               -----------        -----------

                   Total Investments                            61,585,648         66,264,237
                                                               -----------        -----------
Receivables:
Employer Contributions                                           2,263,976          1,416,458
Participant Contributions                                          341,532            316,329
                                                               -----------        -----------

      Total Receivables                                          2,605,508          1,732,787
                                                               -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                              $64,191,156        $67,997,024
                                                               ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                 ACS DEFENSE, INC. PROFIT SHARING & 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


ADDITIONS:

    Contributions:
      Participants                                               $  4,425,445
      Employer                                                      2,760,873
      Rollover from other plans                                       445,833
                                                                 ------------

      Total contributions                                           7,632,151
                                                                 ------------

    Earnings on investments:
      Net realized/unrealized depreciation on investments          (5,159,514)
      Other income                                                        953
      Interest/dividends                                            1,156,964
                                                                 ------------

        Total earnings on investments                              (4,001,597)
                                                                 ------------

           Total additions                                          3,630,554
                                                                 ------------

DEDUCTIONS:

      Benefits paid to participants                                 7,747,443
      Plan expenses                                                    43,070
                                                                 ------------

           Total deductions                                         7,790,513
                                                                 ------------

Net transfers from other plans                                        354,091
                                                                 ------------

DECREASE IN NET ASSETS                                             (3,805,868)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF PERIOD                                                67,997,024
                                                                 ------------
END OF PERIOD                                                    $ 64,191,156
                                                                 ============


The accompanying notes are an integral part of these financial statements.

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION

The following description of the ACS Defense, Inc. Profit Sharing and 401(k) Plan (Plan) provides only general information. ACS Defense, Inc. is the sponsor of the Plan. Betac International Corporation is a participating employer. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Effective April 1, 1998 the Analytical Systems Engineering Corporation Profit Sharing and Analytical Systems Engineering Corporation 401(k) Plan were merged and became the ACS Defense, Inc. Profit Sharing and 401(k) Plan.

GENERAL

The Plan was established on January 1, 1976 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code (IRC) of 1986. The Plan was amended and restated as of October 1, 1999. The amended Plan merged the assets of the Betac International Corporation 401(k)/Tax Deferred Savings Plan as of October 1, 1999. The Plan administrator and Trustee believe that the Plan complies with the applicable provisions of the IRC.

Participants in the Plan have the option of investing their contributions to the Plan in the following funds:

GENERAL ACCOUNT

     CIGNA Charter Guaranteed Income Fund is a fixed income fund that invests primarily in intermediate-term bonds and commercial mortgages within Connecticut General Life Insurance Company's (CIGNA) General Account. The principal and interest earnings are guaranteed by CIGNA.

SEPARATE ACCOUNTS

     CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

     Invesco Dynamics Account invests wholly in the INVESCO Dynamics fund, a mutual fund that seeks to provide high capital appreciation.

     Large Company Stock Index Fund, managed by TimesSquare Capital Management, Inc., invests in stocks that comprise the S&P 500 stock index.

     Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five year basis and evidence of ample liquidity.

     Legg Mason Value Trust invests in securities that are believed to be undervalued in relation to the long-term earning power of the invested companies.

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

     Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible into the common stock of companies believed to have long-term growth potential.

     American Century Ultra Fund invests primarily in large companies that will maximize growth of capital over time.

     Small Company Stock - Growth Fund, managed by Fiduciary Trust Company International, invests primarily in the common and preferred stock of U.S. companies with market capitalization between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

     Janus Worldwide Account invests primarily in common stocks of foreign and domestic stocks to provide long-term growth of capital and preservation of capital.

     Foreign Stock II Fund is managed by the Bank of Ireland Asset Management
     (BIAM) team, pursuant to an agreement with the registered investment adviser, BBOI Worldwide LLC, which is a joint venture between Bank of Ireland Asset Management (U.S.) Ltd. and Berger Associates, Inc. This fund seeks to provide long-term capital appreciation by investing primarily in the common stock of well-established companies located in the U.S.

     CIGNA Direct is a self-directed account where a participant can select publicly traded stocks or mutual funds up to 50% of the participant's total account balance.

     Balanced Fund, managed by Invesco Capital Management, Inc., seeks to achieve a high total return on investment through capital appreciation and current income by investing in a combination of equity and fixed income securities.

     Affiliated Computer Services (ACS) stock is an investment in the Company's common stock. This stock belongs to parent company of the Plan's sponsor.

FUNDING

The Plan is a defined contribution and profit sharing plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers employees of the Company who are not covered by a collective bargaining agreement, leased, non-resident aliens and independent contractors.

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
FUNDING (CONTINUED)

Participating employees may contribute up to fifteen percent of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions.

The Company may make a discretionary contribution to the Plan based on a percentage of employee compensation and Company profitability as decided by the Company's Board of Directors. For the year ended December 31, 2000, the Company made matching contributions of 25% of deferred employee contributions limited to 5% of employee compensation.

The Company made a 3.801% profit sharing contribution to the Plan in 2000 amounting to $2,220,615 less forfeitures used of $578,015.

ALLOCATION

Each participant's account is credited with the participant's contribution and allocated to each participant's account upon receipt. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

Company profit sharing contributions are allocated among participants on the last day of the Plan year in the same proportion of the entitled participant's compensation for such Plan year bears to the total compensation of all entitled participants.

VESTING

Employee contributions are 100% vested. Employer matching contributions have the following vesting schedule:

                        Years of Vesting Service                         Vested Interest
                        ------------------------                         ---------------
                         Less than 1                                             0%
                         1 but less than 2                                      20%
                         2 but less than 3                                      40%
                         3 but less than 4                                      60%
                         4 but less than 5                                      80%
                         5 or more                                             100%

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participant's account secures the loans. The interest rates, unless otherwise determined by the trustee, range from 6.60 percent to 10 percent. Principal and interest is paid ratably through weekly or semimonthly payroll deductions. Participant notes receivable are valued at cost which approximates fair values.

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
TERMINATION

The Company's Board of Directors may terminate the Plan, at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or one of various installment payments available under the Plan.

FORFEITURES

Forfeitures are first used to reinstate previously forfeited account balances of rehired former participants and any remaining forfeitures serve to reduce employer contributions occurring during the Plan year or are used to pay Plan expenses. Any forfeitures not applied shall be held unallocated in a suspense account, and applied as noted above in a subsequent plan year. At December 31, 2000, the Plan maintained a balance of $619,726 in forfeited non-vested accounts and utilized $8,185 in forfeitures to offset employer contributions in the current year. In addition, $578,015 of the above noted forfeiture balance was used to offset the employer profit sharing contribution for 2000.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

CIGNA Retirement and Investment Services holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         PAYMENT OF BENEFITS

Benefit payments are recorded when paid.

NOTE 3.  INCOME TAX STATUS

The Internal Revenue Service has determined by letter dated September 15, 1994, that the Plan, as then designed, was in compliance with the applicable sections of the IRC. The Plan has since been amended, however, the Plan administrator and the Plan's tax counsel believe that the Plan complies with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION

The Plan holds funds for 344 terminated employees with account balances totaling $14,090,125 at December 31, 2000.

NOTE 5.  INVESTMENTS

The Plan maintains the following investments, which represent 5% or more of net assets available for benefits at December 31, 2000:

                  Guaranteed Income Fund                $    20,434,766
                  Cigna Lifetime40                            4,481,714
                  Invesco Dynamics Account                    3,774,789
                  Large Company Stock Index Fund              9,298,281
                  Large Growth Putnam                         8,860,780
                  Janus Worldwide                             3,709,931

NOTE 6.  INFORMATION CERTIFIED BY TRUST COMPANY

Under the Department of Labor's ("DOL") regulations, certain assets and related information held by a bank, trust company, or similar institution or an insurance company that is regulated and subject to periodic examination by a state or federal agency does not have to be audited, provided the plan administrator exercises this option and the institution holding the assets certifies the required information. CIGNA has provided certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 2000, and in the statement of changes in net assets available for plan benefits for the year then ended, except for participant loan information. The accompanying supplemental schedule also includes information certified by CIGNA as being complete and accurate except for information related to participant loans and investment costs.

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 7. RELATED PARTY TRANSACTIONS

The Plan invests in units of pooled separate accounts managed by a subsidiary of CIGNA, who acts as custodian of the Plan's assets, as defined by the Plan. These transactions qualify as party-in-interest transactions, however, they are exempt from the prohibited transaction rules.

NOTE 8.  SUBSEQUENT EVENT

It is anticipated that the Plan's assets will be consolidated into a multi-employer plan of Affiliated Computer Services, Inc. (parent company) in July, 2001.

NOTE 9.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 SCHEDULE H

Reconciliation of Changes in Net Assets Available for Benefits

Decrease in Change per audited financial statements        $    (3,805,868)
Less: Transfers to the Plan                                       (354,091)
Add: Prior year Adjustment to Participant Loans                     14,799
Add: Prior year contributions receivable                         1,732,787
                                                           ---------------
Net Loss per Schedule H                                    $    (2,412,373)
                                                           ===============

                ACS DEFENSE, INC. PROFIT SHARING AND 401(k) PLAN
                                DECEMBER 31, 2000




                              SUPPLEMENTAL SCHEDULE

ACS DEFENSE PROFIT SHARING
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2000 EIN# 54-1315551
PLAN NUMBER: 002

      (b) IDENTITY OF ISSUE,           (c) DESCRIPTION OF INVESTMENT,
      BORROWER, LESSOR, OR             INCLUDING MATURITY DATE, RATE OF                                   (e) CURRENT
(a)      SIMILAR PARTY             INTEREST, COLLATERAL, PAR, OR MATURITY VALUE           (d) COST            VALUE
---   ---------------------        --------------------------------------------          ------------     ------------
*     CIGNA                        Chtr Guaranteed Income Fund                           $ 20,434,766     $ 20,434,766
*     CIGNA                        CIGNA Lifetime60                                           664,708          694,165
*     CIGNA                        CIGNA Lifetime50                                           108,595          117,344
*     CIGNA                        CIGNA Lifetime40                                         3,815,534        4,481,714
*     CIGNA                        CIGNA Lifetime30                                           161,130          165,169
*     CIGNA                        CIGNA Lifetime20                                           152,770          159,367
*     CIGNA                        Chtr Large Co Stk Index-CIGNA                            8,708,448        9,298,281
*     CIGNA                        American Century Ultra Account                           1,703,953        1,517,746
*     CIGNA                        Chtr Lg Co Stock Growth-Putnam                           8,742,300        8,860,780
*     CIGNA                        Chtr Balanced Fund-Invesco                                 477,353          465,783
*     CIGNA                        Fid Adv Growth Opportunities                              2,345,763        1,983,005
*     CIGNA                        Invesco Dynamics                                         4,385,038        3,774,789
*     CIGNA                        Chtr Sm Co Stk Growth-Timessquare                        3,063,646        3,009,421
*     CIGNA                        Janus Worldwide Account                                  4,292,616        3,709,931
*     CIGNA                        Chtr Foreign Stk II-Bank Ireland                           680,758          674,887
*     NATL FINANCIAL               Affiliated Computer Services Stock                         208,839          317,507
      SERVICES CORP
*     LEGG MASON                   Legg Mason Value Trust                                   1,035,194          929,858
*     CIGNA                        CIGNA Direct                                                75,482           28,363
*     CIGNA                        Fiserve Securities Inc.- Cash account                        6,604            6,604
*     CIGNA                        Star Gas Partners L.P.                                       8,092            8,750
                                   Participant Loans at 9.5% interest rate                          -          947,418
                                                                                         ------------     ------------
                                                                                         $ 61,071,589     $ 61,585,648
                                                                                         ============     ============


*     Denotes a party-in-interest.

                                INDEX TO EXHIBITS

Exhibit No.               Description

23                        Consent of Salmon, Beach & Company, P.C.